Filed Pursuant to Rule 253(g)(2)

File No. 024-11018

OPEN PROPS INC.

(FORMERLY KNOWN AS YOUNOW, INC.)

SUPPLEMENT NO. 3 DATED DECEMBER 17, 2021

TO THE OFFERING CIRCULAR DATED AUGUST 4, 2021

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) of Open Props Inc. (formerly known as YouNow, Inc.) (the “Company”) dated August 4, 2021, as it has been and may be amended or supplemented from time to time, including by Supplement No. 1 to the Offering Circular, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2021 and by Supplement No. 2 to the Offering Circular, filed with the SEC on November 16, 2021. To the extent that any information contained in this Supplement No. 3 conflicts or is inconsistent with information in the Offering Circular, the information in this Supplement No. 3 supersedes and replaces the conflicting or inconsistent information in the Offering Circular.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. This Supplement No. 3 to the Offering Circular is not complete without, and may not be delivered or used except in connection with, the Offering Circular, Supplement No. 1 to the Offering Circular and Supplement No. 2 to the Offering Circular.

The purpose of this Supplement No. 3 is to disclose that the Company ended the Props Offering and the Props PBC Offering on December 16, 2021 and that December 16, 2021 was the last day that users of Props Apps who had accrued Pending Props were able to claim Props Tokens, as well as certain related information.

The following text should be considered part of the cover page of the Offering Circular:

On December 16, 2021, the Company ended the Props Offering and the Props PBC Offering, as well as the Props Loyalty Program. As a result, December 16, 2021 was the last day that users of Props Apps who had accrued Pending Props were able to claim Props Tokens. The Company no longer offers, sells or issues, directly or indirectly, and Props PBC no longer offers or sells, directly or indirectly, Props Tokens under the offering circular. In addition, on December 16, 2021, the Company ceased supporting the Props Protocol, although for the benefit of the Props Token community the Company has made the Props Protocol open source and available to fork. The Props Protocol can be accessed at https://github.com/propsproject.

The Company has been exploring strategic alternatives that may permit the re-commencement of the Props Loyalty Program, the Props Offering and the Props PBC Offering after the discontinuations described above, including without limitation by means of a transfer of the common stock of the Company to another party or parties. No such strategic alternative has emerged. In connection with the end of the Props Loyalty Program, the Props Offering and the Props PBC Offering, you will no longer be able to take the steps necessary to claim Props Tokens. Pending Props that have been accrued no longer have any utility, other than any utility that may be provided within and by the Props App in which such Pending Props were accrued, which will be determined solely by each Props App. For more information, please see Supplement No. 1 to the Offering Circular, filed with the SEC on August 13, 2021, and Supplement No. 2 to the Offering Circular, filed with the SEC on November 16, 2021.